04015802

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

L AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
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SEC FILE NUMBER
8- 51132

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NT Securities, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

SEC MAIL PROCESSING SECTION RECEIVED MAR - 2 2004 WASH, D.C. 158

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Boulevard, Suite 1220
(No. and Street)

Chicago, (City) IL (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Monika Tyrichtrova 312-922-1004
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller, Cooper & Co., Ltd.
(Name - *if individual, state last, first, middle name*)

650 Dundee Road, Suite 250 (Address) Northbrook, (City) IL (State) 60062 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Monika Tyrichtrova, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NT Securities, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

Signature

Manager

Title

OFFICIAL SEAL
LEE ANN CLARY
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 9-11-2006

Lee Ann Clary

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NT Securities, L.L.C.

Financial Statements and Independent Auditors' Report

December 31, 2003

CONTENTS

MILLER
COOPER
&Co.,Ltd

ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
NT Securities, L.L.C.

We have audited the accompanying statement of financial condition of NT Securities, L.L.C. as of December 31, 2003, and the related statements of operations, members' equity (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NT Securities, L.L.C. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information as listed in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 15c-3-1 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MILLER, COOPER & CO., LTD.

Miller, Cooper & Co., Ltd.

Certified Public Accountants

Northbrook, Illinois
February 13, 2004

650 DUNDEE ROAD, SUITE 250
NORTHBROOK, IL 60062-2759
PHONE 847/205-5000 FAX 847/205-1400
e-mail mccltd@millercooper.com

FINANCIAL STATEMENTS

NT Securities, L.L.C.
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS

Cash and cash equivalents	$	14,890
Securities owned, at market value		717,349
Due from clearing organizations		2,158,517
Commissions receivable		352,102
Due from related parties		189,207
Clearing corporation stock, at cost (market $50,000)		50,000
Equipment and furniture, net of accumulated depreciation of $78,870		111,399
Other		24,117
	$	3,617,581

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	686,641
Securities sold not yet purchased, at market value		922,789
Due to clearing organizations		527,641
Due to related party		30,071
		2,167,142
MEMBERS' EQUITY (DEFICIT)		
Managing member (Class A)		(40,230)
Nonmanaging members (Class B)		1,490,669
		1,450,439
	$	3,617,581

The accompanying notes are an integral part of this statement.

NT Securities, L.L.C.
STATEMENT OF OPERATIONS
Year ended December 31, 2003

REVENUES	
Commissions and fees	$ 772,861
Investment income	5,633,039
	6,405,900
EXPENSES	
Clearing costs	524,134
Trade costs fees	1,182,193
Salaries and related costs	855,123
Commissions	2,723,163
Computer expense	13,110
Professional fees	228,398
Rent	320,512
Communications	202,050
Advertising	9,108
Travel and entertainment	104,055
Membership fees	60,736
Office expenses	66,987
Repairs and maintenance expense	9,976
Depreciation	52,815
Interest expense	56,787
Other operating expenses	29,649
Impairment loss on goodwill	95,083
	6,533,879
NET LOSS	$ (127,979)

The accompanying notes are an integral part of this statement.

NT Securities, L.L.C.
STATEMENT OF MEMBERS' EQUITY (DEFICIT)
Year ended December 31, 2003

	(Class A) Managing Members' Equity (Deficit)	(Class B) Nonmanaging Members' Equity	Total Members' Equity
Balances at December 31, 2002	$ 36,591	$ 2,378,100	$ 2,414,691
Net income (loss)	(726,821)	598,842	(127,979)
Contributions received	650,000	375,335	1,025,335
Distributions	-	(1,861,608)	(1,861,608)
Balances at December 31, 2003	$ (40,230)	$ 1,490,669	$ 1,450,439

The accompanying notes are an integral part of this statement.

NT Securities, L.L.C.
STATEMENT OF CASH FLOWS
Year ended December 31, 2003

Cash flows from operating activities	
Net loss	$ (127,979)
Adjustments	
Depreciation	52,815
Impairment loss on goodwill	95,083
(Increase) decrease in assets	
Securities owned	1,111,563
Due from clearing organizations	(2,007,657)
Commissions receivables	952,231
Trade receivables	16,589
Other assets	(1,012)
Increase (decrease) in liabilities	
Due to clearing organizations	(2,338,631)
Accounts payable and accrued expenses	269,350
Securities sold not yet purchased	922,789
Net cash used in operating activities	(1,054,859)
Cash flows from investing activities	
Purchases of equipment and furniture	(43,672)
Advances to related parties	(189,207)
Advances from related party	30,071
Net cash used in investing activities	(202,808)
Cash flows from financing activities	
Contributions received	1,025,335
Distributions	(1,861,608)
Net cash used in financing activities	(836,273)
DECREASE IN CASH AND CASH EQUIVALENTS	(2,093,940)
Cash and cash equivalents at beginning of year	2,108,830
Cash and cash equivalents at end of year	$ 14,890
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for interest	$ 56,787

The accompanying notes are an integral part of this statement.

NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Business

The following is a brief description of the nature of NT Securities, L.L.C.'s (the Company) operations. Members should refer to the Limited Liability Company Agreement for a complete description. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and also is a member of the National Association of Securities Dealers (NASD). The Company has regulatory authority to engage in a number of different lines of business. During 2003, the Company's business activities consisted of proprietary trading and a commission referral business. As a proprietary trading firm, the Company's members speculate in security values and the respective profits and losses are directly allocated to specific members. As a commission referral business, the Company introduced clients to members of its clearing organizations. The Company did not take positions in securities or any assets on behalf of customers during the year.

The Company has two classes of members, as follows: (i) Class A and (ii) Class B. The sole Class A member is NT Financial Group, L.L.C., a North Carolina limited liability company. Class B members are fully registered traders who participate in the Company solely to the extent of profits and losses from their proprietary trading accounts. Only Class A members have voting rights. They also are responsible for sustaining the Company's operations.

2. Revenue Recognition

The Company recognizes commission revenue at the settlement date. Trading gains and losses are specifically allocated to individual members' capital accounts and are included in the statement of operations (investment income) in these financial statements.

3. Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

4. Commissions Receivable

Commissions receivable consists of amounts due from clearing organizations for commissions earned but not received as of December 31, 2003. These amounts generally are under 30 day terms. The Company's management reviews the status of the receivables for collectibility on an individual basis and directly charges off any balances determined to be uncollectible. As of December 31, 2003, the entire balance was considered to be collectible my management and therefore, a valuation allowance was not recorded.

5. Securities Transactions and Financial Instruments

Securities owned and securities sold, but not yet purchased are carried at market value based on quoted prices at the date of the financial statements. All gains or losses are recognized in income currently.

Derivative financial instruments used for trading purposes, including, if applicable, economic hedges of trading instruments, are carried at market value, or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally certain options, are based on quoted market prices.

Fair values of options contracts are recorded in securities owned or securities sold not yet purchased, as appropriate.

6. Clearing Corporation Stock

Clearing corporation stock is recorded at cost or, if an other than a temporary impairment in value has occurred, at a value that reflects management's estimate of the value, net of any impairment.

7. Equipment and Furniture

Equipment and furniture is recorded at cost and is depreciated primarily using the straight-line method over the estimated useful lives of the related assets (5 to 7 years).

NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

8. Income Taxes

The Company, by virtue of the consent of its members, has elected to operate as a Limited Liability Company. Accordingly, trading gains and operating net income are specifically allocated and taxed to the individual members.

9. Use of Estimates

In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

10. Advertising

The Company charges off advertising costs as they are incurred. In 2003, advertising costs approximated $10,000.

11. Goodwill

The Company adopted the provisions of the Financial Accounting Standards Board (FASB) Statement 142. Under Statement 142, goodwill and intangible assets that have indefinite useful lives will not be amortized, but rather will be tested annually for impairment. Financial conditions and results of operations in accordance with Statement 142 are reflected in the accompanying financial statements (see Note D).

NOTE B - SECURITIES OWNED AND SECURITIES SOLD NOT YET PURCHASED

Marketable securities owned and sold not yet purchased consist of trading and investment securities at market value, as follows:

	Owned	Sold Not Yet Purchased
Options held	$ 68,690	$ -
Corporate stock	648,659	922,789
	$ 717,349	$ 922,789

NOTE C - DUE FROM/TO CLEARING ORGANIZATIONS

The amounts due from and to and the clearing organizations are a result of deposits made to the clearing organizations by the Company, proceeds from closed long investment transactions and liabilities from closed short investment transactions. Related interest is charged at a variable rate ranging from 1% to 2% at December 31, 2003.

NOTE D - IMPAIRMENT OF GOODWILL

In connection with FASB Statement 142, goodwill is reviewed for possible impairment. The Company has determined that the carrying amount of the goodwill exceeded its fair value. Accordingly, a goodwill impairment loss of $95,083 was recognized in 2003. This amount represents the entire book value of goodwill.

NOTE E - DUE FROM/TO RELATED PARTIES

Amounts due from and to related parties consist of uncollateralized, non-interest bearing advances as follows:

Due from related parties		
NT Financial Group, L.L.C. (Class A member)	$	128,535
Matrix Trading Co. (owned partially by the Class A member and an owner of the Class A member)		60,672
	$	189,207
Due to related party		
NT Futures, L.L.C. (owned partially by the Class A member)	$	30,071

NOTE F - COMMITMENT AND CONTINGENCIES

1. Rental Agreement

   The Company leases its office facility under an informal month-to-month arrangement with its Class A member. Rent expense for 2003 aggregated $320,512.

2. Concentration of Credit Risk

   The Company maintains cash balances in two financial institutions located in Chicago, Illinois and Raleigh, North Carolina. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution. At December 31, 2003, there were no uninsured cash balances.

   The Company is engaged in various trading and brokerage activities in which counterparties primarily include clearing organizations and banks. In the event counterparties do not fulfill their credit obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE F - COMMITMENT AND CONTINGENCIES (Continued)

3. Financial Instruments with Off-Balance Sheet Risk

Securities owned and securities sold not yet purchased are subject to market risks, which are substantially dependent upon the value of the underlying financial instruments and are affected by market forces such as volatility.

In addition, the market values of derivative financial instruments held on December 31, 2003 are as follows:

	Assets
Options held	$ 68,690

The Company also has sold securities that is does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2003, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2003.

4. Termination Fee

At December 31, 2003 the Company was contingency liable to a clearing organization should it terminate an existing contract to engage that clearing organization to clear trades. The potential loss was $50,000 at December 31, 2003 and decreases to $25,000 in September, 2004 through September, 2005, at which time the agreement terminates. The Company's management evaluates the Company's exposure at each balance sheet date and provides accruals if deemed necessary. At December 31, 2003, no adjustment has been made to the financial statements related to the above agreements.

5. Contingency

The Company has been named as a defendant in a lawsuit incidental to certain transactions entered into by a related entity through common ownership. Management of the Company, after consultation with outside legal counsel, believes that the resolution of this lawsuit will not result in any material adverse effect on the Company's financial position. Therefore, no adjustment has been made to these financial statements.

NOTE G - MINIMUM CAPITAL REQUIREMENTS

As a broker-dealer in securities, the Company is subject to the minimum capital requirements adopted and administered by the NASD. As of December 31, 2003, adjusted net capital, as defined, amounted to $785,345. This amount exceeded the minimum required under regulations of the NASD by $685,345.

NOTE H - MANAGEMENT PLANS FOR FUTURE OPERATIONS

The Company's management considers that the following actions will improve the Company's operating profitability:

On December 31, 2003 the Company relocated its operations and compliance functions to Chicago, Illinois and closed its Raleigh, NC office. By centralizing the Company's operations in Chicago, the relation will improve the Company's general customer service as well as reduce operating costs by approximately $180,000 per annum.

In 2004, the Company will continue to implement its business plan by targeting the hedge fund community and other professional traders seeking electronic access to the financial markets. Management remains confident that through its strategic relationships with such traders, the Company will experience continued growth and continue as a going concern.

SUPPLEMENTAL INFORMATION

NT Securities, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003

Total assets	$	3,617,581
Less non-allowable assets		(374,725)
Less other deductions		(50,000)
Less haircuts on securities, including undue concentration		(240,369)
Adjusted current assets		2,952,487
Total liabilities		2,167,142
Adjusted net capital		785,345
Minimum adjusted net capital required (greater of 6 2/3% of aggregate indebtedness or $100,000)		100,000
Excess net capital	$	685,345
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	686,641
Due to clearing organizations		527,641
Due to related party		30,071
Total aggregate indebtedness	$	1,244,353
Aggregate indebtedness to adjusted net capital		1.58
Reconciliation of net capital		
Net capital as originally reported in the Company's FOCUS report	$	760,665
Reclassification of a liability as a reduction of a non-allowable asset		43,500
Additional haircut on securities		(18,820)
Adjusted net capital	$	785,345

MILLER
COOPER
&Co., Ltd

ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SECURITIES AND AND EXCHANGE COMMISSION RULE 17a-5

The Board of Directors
NT Securities, L.L.C.

In planning and performing our audit of the financial statements of NT Securities, L.L.C. for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by NT Securities, L.L.C. that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts of customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Reconciliation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against losses from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

650 DUNDEE ROAD, SUITE 250
NORTHBROOK, IL 60062-2759
PHONE 847/205-5000 FAX 847/205-1400
e-mail mccltd@millercooper.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

MILLER, COOPER & CO., LTD.

Miller, Cooper & Co., Ltd.
Certified Public Accountants

Northbrook, Illinois
February 13, 2004